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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)




                               PRIZE ENERGY CORP.

                                (Name of Issuer)




                     COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (Title of Class of Securities)


                                    74267L106

                                 (CUSIP Number)

                                 MARK L. WITHROW
                        PIONEER NATURAL RESOURCES COMPANY
                            1400 WILLIAMS SQUARE WEST
                             5205 N. O'CONNOR BLVD.
                               IRVING, TEXAS 75039


(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                    Copy to:

                                ROBERT L. KIMBALL
                             VINSON & ELKINS L.L.P.
                            3700 TRAMMELL CROW CENTER
                               DALLAS, TEXAS 75201
                                 (214) 220-7700

                               SEPTEMBER 27, 2000

     (Date of Event which Requires Filing of this Statement on Schedule 13D)


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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]


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   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                    Pioneer Natural Resources USA, Inc.               752516853
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   2     Check the appropriate box if a member of a group               (a)[  ]
                                                                        (b)[  ]
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   3     SEC use only
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   4     Source of Funds                                                    OO*
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   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                [  ]
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   6     Citizenship or Place of Organization                         Delaware
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                                    7        Sole Voting Power         613,215
  Number of Shares Beneficially     -------------------------------------------
                                    8        Shared Voting Power             0
     Owned by Each Reporting        -------------------------------------------
                                    9        Sole Dispositive Power     613,215
           Person With              -------------------------------------------
                                    10       Shared Dispositive Power        0
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  11     Aggregate Amount Beneficially Owned by each Reporting Person  613,215
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  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares [  ]
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  13     Percent of Class Represented by Amount in Row (11)                4.6%
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  14     Type of Reporting Person                                           CO
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* Not applicable

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   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                         Pioneer Natural Resources Company            752702753
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   2     Check the appropriate box if a member of a group               (a)[  ]
                                                                        (b)[  ]
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   3     SEC use only
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   4     Source of Funds                                                    OO*
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   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                [  ]
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   6     Citizenship or Place of Organization                         Delaware
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                                    7        Sole Voting Power         613,215
  Number of Shares Beneficially     -------------------------------------------
                                    8        Shared Voting Power             0
     Owned by Each Reporting        -------------------------------------------
                                    9        Sole Dispositive Power     613,215
           Person With              -------------------------------------------
                                    10       Shared Dispositive Power         0
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  11     Aggregate Amount Beneficially Owned by each Reporting Person  613,215
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  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares [  ]
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  13     Percent of Class Represented by Amount in Row (11)                4.6%
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  14     Type of Reporting Person                                            CO
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* Not applicable




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     This Amendment No. 3 to Schedule 13D is filed by Pioneer Natural Resources
USA, Inc., a Delaware corporation ("Pioneer USA"), and Pioneer Natural Resources Company, a Delaware corporation ("Pioneer"). Pioneer USA and Pioneer are collectively referred to herein as "Reporting Persons."

     This Amendment No. 3 amends and restates Items 4, 5, 6 and 7 contained in the Schedule 13D dated February 8, 2000, amended by Amendment No. 1 dated March 31, 2000 and Amendment No. 2 dated August 23, 2000, and filed by each of the Reporting Persons (the "Prior Filing"). Items 1 and 3 of the Prior Filing remain unchanged.

ITEM 4. PURPOSE OF THE TRANSACTION.

     On September 26, 2000, Pioneer USA sold 2,000,000 shares of common stock of Prize Energy Corp., par value $0.01 per share (the "Common Stock"), in a public offering (the "Offering") pursuant to a registration statement on Form S-1 (File No. 333-44346). The price received by Pioneer USA, net of underwriting discounts, was $20.307 per share. Pioneer USA's share of proceeds from the proposed sale will be used to reduce outstanding bank debt.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) and (b). Each Reporting Person is now the beneficial owner of 613,215 shares of Common Stock, or 4.6% of the outstanding shares of Common Stock. Each Reporting Person has the sole power to vote and dispose of the shares.

     (c) and (d). See Item 4 above. In addition, the Reporting Persons had sold an aggregate of 24,500 shares of Common Stock in private transactions in May and June, 2000.

     (e) As of September 26, 2000, each of the Reporting Persons beneficially owns less than 5% or of the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

     Pursuant to an Underwriting Agreement dated as of September 21, 2000 and entered into with respect to the Offering (the "Underwriting Agreement"), Pioneer USA has granted the underwriters named therein an option to purchase an additional 120,000 shares of the Common Stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

10.1 Voting and Shareholders Agreement dated as of February 8, 2000 between Prize Energy Corp. and its stockholders.*

10.2 Stock Purchase Agreement dated as of March 28, 2000, by and between Prize Energy Corp. and Pioneer Natural Resources USA, Inc.*

10.3 Underwriting Agreement dated as of September 21, 2000, by and among the underwriters named therein, Prize Energy Corp., Pioneer USA and certain other selling stockholders of Prize Energy Corp. (incorporated by reference to Exhibit 1.1 to the Registration Statement on Form S-1 of Prize Energy Corp. (File No. 333-44346), filed September 20, 2000).

99.1     Joint Filing Statement dated February 18, 2000 among the Reporting
         Persons.*

99.2     Joint Filing Statement dated April 6, 2000 among the Reporting
         Persons.*
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*Previously filed.


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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   September 27, 2000        PIONEER NATURAL RESOURCES COMPANY



                                   By: /s/ Mark L. Withrow
                                       -------------------------
                                       Name:  Mark L. Withrow
                                       Title: Executive Vice President


Dated:   September 27, 2000        PIONEER NATURAL RESOURCES USA, INC.



                                   By: /s/ Mark L. Withrow
                                       -------------------------
                                       Name: Mark L. Withrow
                                       Title: Executive Vice President




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                                  EXHIBIT INDEX

EXHIBIT
  NO.             DESCRIPTION
-------           -----------
10.1              Voting and Shareholders Agreement dated as of February 8, 2000 between Prize Energy Corp. and its stockholders.*

10.2 Stock Purchase Agreement dated as of March 28, 2000, by and between Prize Energy Corp. and Pioneer Natural Resources USA,
                  Inc.*

10.3 Underwriting Agreement dated as of September 21, 2000, by and among the underwriters named therein, Prize Energy Corp., Pioneer USA and certain other selling stockholders of Prize
                  Energy Corp. (incorporated by reference to Exhibit 1.1 to the Registration Statement on Form S-1 of Prize Energy Corp. (File
                  No. 333-44346), filed September 20, 2000).

99.1              Joint Filing Statement dated February 18, 2000 among the
                  Reporting Persons.*

99.2              Joint Filing Statement dated April 6, 2000 among the Reporting
                  Persons.*

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*Previously filed.